China Finance Online Co. Limited

9th Floor of Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

December 3, 2014

VIA EDGAR AND HAND DELIVERY

Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant
Christine Davis, Assistant Chief Accountant
Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Finance Online Co. Limited Form 20-F for the Fiscal Year Ended December 31, 2013 Filed on May 6, 2014 Form 6-K furnished on September 30, 2014 File No. 000-50975

Dear Mr. Gilmore:

China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) hereby provides responses to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2014, pertaining to the Company’s Form 20-F for the fiscal year ended December 31, 2013 filed on May 6, 2014 (the “2013 Form 20-F”) and our Form 6-K furnished on September 30, 2014.

The Company will file this response letter addressing the Staff’s comments.  We have arranged for hand delivery to you five (5) hard copies of this response letter and its appendix and exhibits.  The Company hereby undertakes that it will file an amendment to the 2013 Form 20-F via EDGAR immediately after the Staff’s comments are resolved, or, the Company will incorporate all the proposed changes in response to the Staff’s comments in the Company’s Form 20-F to be filed in the future. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Set forth below are the Company’s responses to each of the Staff’s comments contained in the Comment Letter.  For your convenience, we have reproduced the Staff’s comments in boldface type below and keyed the Company’s responses accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2013

G. Statement by experts, page 98

1.
We note your response to prior comment 10 and your reference to the legal opinion of your PRC legal counsel Jincheng & Neal Law Firm upon which you rely. In addition to the firm’s name, please also include the firm’s address and qualifications and a statement to the effect that counsel consents to your reference to the opinion in the filings. Refer to Item 10.G of Form 20-F.

The Company respectfully advises the Staff that the address of our PRC legal counsel, Jincheng Tongda & Neal Law Firm (“Jincheng”) is 10th Floor, China World Tower, No. 1 Jianguo Menwai Avenue, Beijing 100004, People’s Republic of China. Pursuant to the Law Firm Operations License issued to Jincheng by Beijing Municipal Bureau of Justice on May 21, 2013, Jincheng is licensed and qualified to practice law in the People’s Republic of China. Prior to the date of hereof, Jincheng has provided us a letter of consent, permitting us to refer to the opinion provided to us by Jincheng in the Company’s Annual Report on Form 20-F.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

2.
Your response to prior comment 8 refers to your response to prior comment 9. However, your response to prior comment 9 does not include proposed disclosure describing the recognized and unrecognized revenue-producing assets that are held by the VIE. Please provide your proposed revised disclosure.

The Company respectfully advises the Staff that the consolidated variable interest entities (“VIEs”) operate securities investment advisory business and precious metals trading business, and therefore their most important revenue-producing assets are the securities consulting license of US$5,012,884 to operate securities investment advisory business, the precious metals trading right of US$1,295,740, completed technology of US$47,608 and customer relationship of US$1,188,530 to operate the precious metals business, each of which was recognized in the Company’s consolidated financial statements.

In addition, the VIEs also hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to our two flagship portal sites, www.jrj.com and www.stockstar.com, and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.

In response to the Staff’s comment, the Company proposes to expand Note 1 of our financial statements in its future Form 20-F filings as follows (the proposed additions are in italics and underlined):

“The consolidated VIEs operate securities investment advisory business and precious metals trading business, and therefore their most important revenue-producing assets are the securities consulting license of US$5,012,884 to operate securities investment advisory business, the precious metals trading right of US$1,295,740, completed technology of US$47,608 and customer relationship of US$1,188,530 to operate the precious metals business, each of which was recognized in the Company’s consolidated financial statements.

The VIEs also hold important unrecognized revenue-producing assets, such as our domain names and Internet Content Provider Licenses with respect to www.jrj.com and www.stockstar.com and certain value-added technologies, which were also considered revenue-producing assets. However, none of such assets were recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant costs and expenses incurred.”

3.
The financial statement amounts and balances of the VIEs provided in response to prior comment 9 includes the line item “Others” under non-current assets, which is 27% of the total assets balance of the VIEs as of December 31, 2013. Please describe the nature of the items included in this line item and tell us whether any items included in “Others” is significant. If any items are significant, please tell us what consideration was given to providing further breakdown of the “Others” line item.

The Company respectfully advises the Staff that the majority of the “Others” item under non-current assets are the amounts of investments made by our VIEs in their respective subsidiaries before intercompany elimination.

In response to the Staff’s comments, the Company proposes to revise the financial statement amounts and balances of the VIEs currently set forth on page F-12 of the 2013 Form 20-F, as proposed to be revised pursuant to the Company’s responses to the Staff’s comment letter dated September 29, 2014 (the “September Comment Letter”), by providing further breakdowns of the financial statement balances of the VIEs for which the Company is the primary beneficiary, and their subsidiaries, before intercompany elimination as follows (the proposed additions are in italics and underlined as compared to the September Comment Letter):

	Years ended December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	6,885,845	18,760,701
Consideration receivable	-	13,449,458
Account receivable -others, net	1,175,980	19,406,559
Loan receivable	-	10,333,120
Others	5,258,507	4,477,360
	$13,320,332	$66,427,198
Non-current assets
Property and equipment, net	2,076,428	1,843,201
Acquired intangible assets, net	4,675,237	7,544,762
Cost method investment	-	829,201
Rental deposits	297,919	676,280
Guarantee fund deposits	-	6,601,095
Investment in subsidiaries	19,188,802	29,143,486
Deferred tax assets, non-current	33,812	26,171
Total	$39,592,530	$113,091,394

Third-party liabilities
Current liabilities
Accounts payable	140,641	16,667,516
Accrued expenses and other current liabilities	6,682,192	12,704,555
	$6,822,833	$29,372,071

Non-current liabilities	$2,231,127	$2,519,019

Total	$9,053,960	$31,891,091

Inter-company liabilities	$8,087,893	$39,822,918

4.
We note your response to prior comment 10 and the proposed disclosure to be included in future filings on page 58. We believe that such disclosure should also be provided in the financial statements as it is the basis for your conclusions regarding the legality and enforceability of your legal structure. Please confirm that you will provide similar disclosure in the financial statement footnotes.

The Company respectfully confirms with the Staff that the disclosures set forth on page 58 will also be provided in the financial statement footnotes in our future filings.

Exhibits

5.
We note your response to prior comment 15. Please be advised that after the expiration date of an order, the subject information is publicly available upon request under FOIA. If you wish to request an extension of confidential treatment for one or more exhibits, please refer to Section III as well as to the addendum to Staff Legal Bulletin No. 1A. Note that applications for the extension of a previously granted order must be filed with the Office of the Secretary and, in the ordinary case, should be submitted prior to the expiration date of the earlier order. To the extent you do not plan to seek extension of confidential treatment for any of the material exhibits in your 20-F for which confidential treatment has expired, please refile the agreements in unredacted form with your amended Form 20-F and revise the exhibit index accordingly. Please confirm your understanding.

The Company respectfully confirms with the Staff its understanding with respect to confidential treatment. In addition, the Company respectfully advises the Staff that the Company has begun the application process for an extension of confidential treatment as of the date hereof, for exhibits 4.21, 4.22 and 4.24 in the 2013 Form 20-F pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended.

6-K Furnished on September 30, 2014

Exhibit 99.1

6.
We note that you recognized goodwill and intangible asset impairment loss of $8.2 million and $1.8 million, respectively, during the second quarter of 2014, as a result of a restructuring of financial information and advisory services. Please tell us in greater detail the facts and circumstances, including the timing of events, leading to the impairment.

The Company respectfully advises the Staff that the impairment losses from goodwill and intangible assets were all associated with our investment advisory services. During the second quarter of 2014, the Board of Directors of the Company determined that online brokerage services should be the core business of the Company in the future. In April 2014, the Company entered into a framework agreement with CITIC Securities Co., Ltd. (“CITIC”) to integrate the Company’s and CITIC’s resources to develop online brokerage services. The Company’s new service, named “Securities Master,” was officially launched on August 18, 2014 after months of internal development.

“Securities Master” was designed as a fully integrated securities-trading platform that will be easily accessible to investors through a highly-intuitive user interface via computers, smartphones, tablets and smart TVs. By creating a simple and seamless experience for retail investors to access market information, open accounts and trade in real-time, investors will be able to manage their finances more effectively and efficiently. Investors will have fast access to online securities trading with professional-level market data, analytics, research reports, as well as real-time online advisory services to facilitate trading decisions.

Under our new business model, the current financial information and securities investment advising services will be provided to the users of “Securities Master” free of charge. Although it is in the long term interests of the Company to provide financial information and advisory services free of charge, the Company is expected to suffer reduced cash flow in this business section in the short term. In light of this new business redirection, with the assistance of a third party appraiser, the Company wrote-off the goodwill associated with our investment advisory services and recorded an impairment loss of US$1.8 million for our securities consulting license.

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by email at jun.wang@jrj.com.cn.

Sincerely,

/s/ Jeff Wang

Jeff Wang

Chief Financial Officer On behalf of China Finance Online Co. Limited